Exhibit (a)(9)

FOR IMMEDIATE RELEASE


                                  Deutsche Post
                   Extends the Expiration Date of Tender Offer
                     for Shares of Air Express International

     Frankfurt, Germany -- December 16, 1999 -- DP Acquisition Corporation, a wholly-owned subsidiary of Deutsche Post AG, announced today that it has extended the expiration date (and withdrawal rights) of its offer to purchase all outstanding shares of common stock of Air Express International Corporation (NASDAQ: AEIC), a Delaware corporation, to 12:00 midnight, New York City time, on Wednesday, February 9, 2000, unless further extended.

     The offer is being extended to provide additional time to obtain necessary regulatory approvals for the transaction, including approvals in the United States and under the European Commission's regulations. Deutsche Post is hopeful that such approvals will be obtained by early February.
However, no assurances can be given.

     Prior to the extension, the offer was to expire at 12:00 midnight, New York City time, on December 17, 1999. Except for the extension of the expiration date, the terms and conditions remain as set forth in the Offer to Purchase and related Letter of Transmittal dated November 19, 1999. As of 5:00 p.m., New York City time, on December 15, 1999, 8,145,743 shares have been tendered.

     For additional information, please contact Deutsche Banc Alex. Brown, the Dealer Manager for the offer, at 212-250-6000 (call collect) or Georgeson Shareholder Communications Inc., the Information Agent, at 800-223-2064.